Dreyfus Premier Greater China Fund

SEMIANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Greater China Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

Heightened volatility in global stock markets has suggested that investors' appetite for risk is waning. Near the end of February 2007, a sudden and sharp decline in the Shanghai stock market shook equity markets worldwide, including the United States. The Shanghai market apparently reacted to fears that China would need to take steps to reduce the developing nation's unsustainably high growth rate by raising their short-term rates. Although most international markets subsequently rebounded by the end of April, investors remained cautious with regard to risks posed by a potential interruption of the current global economic expansion.

At the same time, the U.S. dollar has continued to decline relative to many other currencies, including the euro and British pound, making investments denominated in foreign currencies more valuable for U.S. residents. A stubborn U.S. trade deficit and higher interest rates in overseas markets have resulted in a flow of global capital away from U.S. markets and toward those with higher potential returns. As always, your financial advisor can help determine the appropriate investments for you and position your investment portfolio for exposure to these markets.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Nina Wu and Adrian Au, Portfolio Managers

How did Dreyfus Premier Greater China Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund's Class A, B, C, R and T shares produced total returns of 54.17%, 53.58%, 53.62%, 54.40% and 53.97%, respectively.[1] In contrast, the fund's benchmark, the Hang Seng Index, produced a total return of 11.53% for the same period.[2]

The Chinese economy grew at an annual rate of 11.1% during the first quarter of 2007. It continues to be driven by foreign investment, booming domestic consumption, government spending on infrastructure and record trade surpluses. This has led to huge gains in shares of companies trading on China stock exchanges. In comparison, the fund's benchmark, which reflects the performance of more established companies that trade on the Hong Kong exchange, produced healthy but more moderate returns.

Please note that the fund's returns were achieved during a period in which market conditions were favorable to the Chinese market in general, and the fund's investment strategy in particular. **Such returns are not sustainable and should not be expected to continue over the long term.** An investment in the fund is suitable only as a supplement to an overall investment program for those investors willing to accept the greater risks associated with investments in the Greater China region and should be viewed as a long-term investment.

What is the fund's investment approach?

The fund, which seeks long-term capital appreciation, normally invests at least 80% of its assets in stocks of companies that (i) are principally traded in China, Hong Kong or Taiwan (Greater China), (ii) derive at least 50% of their revenues from Greater China, or (iii) have at least 50% of their assets in Greater China. To determine where the fund will invest, we analyze several factors, including economic and political trends in Greater China, the current financial condition and future prospects of individual companies and sectors in the region, and the valuation of one market or company relative to that of another.

What other factors influenced the fund's performance?

The strong performance of China's stock market was driven by a broad range of companies, including banks, industrial firms and metals producers. The Chinese government plans to increase spending on infrastructure, including new rail lines and new pipelines, boosting demand for steel. We believe the fund's largest holding, Bengang Steel Plates, is likely to benefit from this expansion as well as its pending merger with Angang Steel, China's leading steel producer. In addition, economic growth in India and the ongoing recoveries in Europe and Japan also were beneficial to the steel industry.

The government has made other moves to boost its business sector. Corporate tax rates on Chinese companies will decline from 33% to 25% beginning January 1, 2008. Foreign companies in China enjoy a 2-year tax exemption. The tax is exempted for the first 2 years of profit making, then half of the normal rate (usually 15-18%), for the next 3 years, but Chinese companies have no such preference. In addition, the Chinese government has encouraged privatization (privatization meaning state companies going public) with the number of central government controlled enterprises slated to be cut in half by 2010. We expect corporate restructuring to improve profitability and stock price performance.

Another positive factor boosting the fund's results was strong performance from B shares, an area to which the fund has increased its exposure from 9% to 19% of the portfolio. Unlike A shares, which must be purchased with Chinese currency by domestic investors, B shares are reserved for foreigners, can be purchased with U.S. dollars and HK dollars, and are not included in the Hang Seng Index. B shares significantly outperformed H shares during the reporting period, due to market expectation of B shares merging with A shares, and their large valuation discount to A shares.

Despite the soaring markets, there were some stocks in the portfolio that disappointed. L.K. Technology Holdings, a small cap manufacturer that went public last October, has not yet received sufficient research coverage, and we believe that is a major reason why the stock has languished. Dynasty Fine Wines Group, a leading vintner in China, saw its earnings dragged down by rising marketing expenses in its expansion effort. We expect performance to improve due to declining grape costs and other expense controls.

What is the fund's current strategy?

As always, we have continued to look for companies with accelerating earnings and reasonably valued share prices relative to their growth potential. We are looking at domestic consumption sectors and infrastructure companies. For example, we believe that retail and travel companies currently appear attractively valued despite a 10% growth in Chinese household income over the past several years. Conversely, we believe that we have achieved our objectives in the banking sector, and we have reduced the fund's exposure to banks in favor of other parts of the financial sector, including life insurance and brokerage companies.

We expect that the government will continue to raise interest rates in the second half of 2007 to attempt to slow the economy and forestall an acceleration of inflation. In addition, the government is likely to tighten lending requirements on the banking industry to reign in growth. At the same time, we believe that China will continue to smooth the way for foreign investors, which we expect to lend further support to the portion of the fund that is invested in B shares.

May 15, 2007

Emerging markets, such as those of China and Taiwan, tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

A significant portion of the fund's performance was attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: BLOOMBERG L.P. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Hang Seng Index is a free-float capitalization-weighted index of 36 companies that represents approximately 66% of the total market cap of the Stock Exchange of Hong Kong. Index components are capped at 25% and divided into four sub-indexes. Return quoted is in U.S. dollars.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Greater China Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 11.03	$ 15.97	$ 15.85	$ 9.27	$ 12.91
Ending value (after expenses)	$1,541.70	$1,535.80	$1,536.20	$1,544.00	$1,539.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.75	$ 12.67	$ 12.57	$ 7.35	$ 10.24
Ending value (after expenses)	$1,016.12	$1,012.20	$1,012.30	$1,017.50	$1,014.63

† *Expenses are equal to the fund's annualized expense ratio of 1.75% for Class A, 2.54% for Class B, 2.52% for Class C, 1.47% for Class R and 2.05% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks—95.8%	Shares	Value ($)
China—54.6%		
Air China	2,000,000	1,374,188
Aluminum Corp. of China, Cl. H	6,628,000	7,871,513
Aupu Group Holding	5,370,000 a	1,647,576
AviChina Industry & Technology, Cl. H	87,196,000	16,051,626
Beijing Capital Land, Cl. H	37,198,000	15,930,316
Bengang Steel Plates, Cl. B	47,159,268	48,229,973
Byd, Cl. H	669,500 a	4,168,113
CGS Holding, Cl. B	9,450,996	11,900,735
China Citic Bank, Cl. H	16,460,000 a	13,824,683
China Communication Services, Cl. H	18,880,000 a	11,778,278
China COSCO, Cl. H	26,508,075	24,331,149
China Life Insurance, Cl. H	7,200,000	22,504,602
China Merchant Property Development	4,662,830	15,438,650
China Petroleum & Chemical, Cl. H	22,106,000	19,442,790
China Shineway Pharmaceutical Group	5,997,000	4,216,545
China Telecom, Cl. H	53,190,000	25,430,891
ChinaSoft International	26,190,000	5,859,135
Dalian Refrigeration, Cl. B	11,340,566	10,525,224
Golding Soft	5,220,000 a	58,056
Guangzhou Pharmaceutical, Cl. H	12,130,000	8,683,780
Haitian International Holdings	14,354,000 a	9,468,531
Huaxin Cement, Cl. B	2,060,999	2,901,887
Hunan Non-Ferrous Metal, Cl. H	26,296,000 a	16,068,583
Inner Mongolia Yitai Coal, Cl. B	4,027,294	16,032,657
Lianhua Supermarket Holdings, Cl. H	9,537,000	12,265,062
PetroChina, Cl. H	17,084,000	19,459,302
Shandong Chenming Paper, Cl. B	19,029,682	17,904,794
Shanghai Friendship Group, Cl. B	14,211,958	19,299,839
Shanghai Jinqiao Export	3,250,325	4,547,205
Shanxi Zhangze Electric Power, Cl. A	1,654,992 a	2,392,656
Sihuan Pharmaceutical Holdings Group	6,170,000 a	2,436,167
Sohu.com	195,000 a	4,937,400

Common Stocks (continued)	Shares		Value ($)
China (continued)			
Solarfun Power Holdings, ADR	413,500	a	5,900,645
Tong Ren Tang Technologies, Cl. H	2,052,000		4,013,551
Weifu High-Technology, Cl. B	1,505,237		2,295,648
Xinjiang Tianye Water Saving Irrigation System, Cl. H	6,858,000		2,051,508
Yangzijiang Shipbuilding Holdings	20,180,000	a	17,529,350
Yantai Changyu Pioneer Wine, Cl. B	1,551,144		7,475,727
Zhengzhou Gas Company, Cl. H	11,980,000		1,715,279
ZTE, Cl. H	2,015,600		9,443,616
			447,407,230
Hong Kong—26.7%			
Calyon (warrants 4/17/07)	42,650,000	a	0
China Aerospace International Holdings	1,200	a	224
China Everbright	20,000,000	a	25,618,736
China Foods	9,466,000	a	6,111,078
China Insurance International Holdings	9,788,000	a	12,199,964
China Life Insurance (warrants 8/20/07)	2,000,000	a	76,703
China Mobile (warrants 6/8/07)	15,555,000	a	954,490
China Oriental Group	12,032,000		4,199,141
China Power International Development	18,444,000		9,643,583
China Sciences Conservational Power	19,450,000	a,b	870,257
China Special Steel Holdings	1,550,000		824,299
China Telecom (warrants 5/14/07)	19,540,000	a	2,273,139
China Telecom (warrants 5/31/07)	11,148,000	a	1,026,099
China Travel International Investment Hong Kong	50,042,000		21,558,798
China Unicom	6,240,000		9,145,094
CITIC International Financial Holdings	10,632,000		8,793,854
Comba Telecom Systems Holdings	20,568,000		8,939,865
Dynasty Fine Wines Group	32,032,000		13,144,651
Fubon Bank	9,124,000		5,493,716
Global Bio-Chem Technology Group	20,000,000		8,590,714
Hang Fung Gold Technology	26,885,800		4,468,135
Hua Han Bio-Pharmaceutical Holdings, Cl. H	24,402,000		7,798,757
Industrial and Commercial Bank of China (warrants 5/2/07)	300,000	a	34,593

Common Stocks (continued)	Shares	Value ($)
Hong Kong (continued)		
Jutual Offshore Oil Services	3,414,000 ᵃ	846,692
Kerry Properties	1,490,000	7,495,334
L.K. Technology Holdings	54,602,500	7,468,894
Lifestyle International Holdings	1,685,500	5,763,848
Luk Fook Holdings	8,162,000	3,276,319
Ming Fung Jewellery Group	8,000,000	562,487
Neo-China Group Holdings	46,500,000	6,360,580
New Heritage Holdings	12,100,000	866,230
Samling Global	14,276,000 ᵃ	5,000,542
Shanghai Industrial Holdings	1,250,000	3,283,839
SIM Technology Group	14,139,000	5,024,854
Wasion Meters Group	20,383,000	9,458,771
Zhuzhou CSR Times Electric, Cl. H	7,860,000 ᵃ	11,957,200
		219,131,480
Singapore—6.8%		
AsiaPharm Group	8,504,000	3,973,309
Beauty China Holdings	9,503,000	6,566,300
China Sky Chemical Fibre	7,900,000	7,538,168
Fibrechem Technologies	3,600,000	5,685,707
First Ship Lease Trust	5,150,000 ᵃ	4,815,250
Midas Holdings	7,523,000	9,901,290
Noble Group	2,050,000	2,144,972
Sino-Environment Technology Group	6,519,000 ᵃ	14,843,209
		55,468,205
Taiwan—7.5%		
Arima Optoelectronics	5,626,000	7,362,747
Catcher Technology	662,000	5,086,881
Everlight Electronics	434	1,505
First Steamship	8,253,000 ᵃ	10,800,702
Gemtek Technology	4,050,000	10,430,280
High Tech Computer	345,000	5,177,770
HON HAI Precision Industry	1,800,000	11,967,403
Pixart Imaging	909,000	11,050,262
		61,877,550

Common Stocks (continued)	Shares	Value ($)
United States–.2%		
Far East Energy	1,730,000 [a]	1,574,300
Far East Energy (warrants)	625,000 [a]	0
		1,574,300
Total Investments (cost $611,713,859)	**95.8%**	**785,458,765**
Cash and Receivables (Net)	**4.2%**	**34,861,999**
Net Assets	**100.0%**	**820,320,764**

ADR—American Depository Receipts
[a] *Non-income producing security.*
[b] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Discretionary	17.8	Energy	6.9
Financial	16.4	Health Care	5.9
Industrial	14.7	Utilities	2.1
Materials	14.0	Consumer Staples	1.8
Technology	8.1	Unknown	.2
Telecommunication Services	7.9		**95.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	611,713,859	785,458,765
Cash		33,067,633
Cash denominated in foreign currencies	8,863,981	8,847,764
Receivable for shares of Common Stock subscribed		8,266,420
Dividends receivable		2,137,550
Receivable for investment securities sold		1,751,151
Prepaid expenses		84,835
		839,614,118
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,120,265
Payable for investment securities purchased		14,077,087
Payable for shares of Common Stock redeemed		3,713,571
Net unrealized depreciation on forward currency exchange contracts–Note 4		7,568
Accrued expenses		374,863
		19,293,354
Net Assets ($)		**820,320,764**
Composition of Net Assets ($):		
Paid-in capital		590,482,938
Accumulated investment (loss)–net		(7,880,985)
Accumulated net realized gain (loss) on investments		63,994,736
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		173,724,075
Net Assets ($)		**820,320,764**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	440,601,846	44,309,911	215,077,565	116,078,992	4,252,450
Shares Outstanding	10,464,595	1,109,240	5,390,038	2,717,177	103,772
Net Asset Value Per Share ($)	**42.10**	**39.95**	**39.90**	**42.72**	**40.98**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Cash dividends	2,596,963
Interest	35,671
Total Income	**2,632,634**
Expenses:	
Management fee–Note 3(a)	3,441,548
Shareholder servicing costs–Note 3(c)	908,228
Distribution fees–Note 3(b)	702,743
Custodian fees	294,423
Registration fees	64,734
Professional fees	47,866
Prospectus and shareholders' reports	31,630
Directors' fees and expenses–Note 3(d)	25,706
Miscellaneous	27,229
Total Expenses	**5,544,107**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(82,843)
Net Expenses	**5,461,264**
Investment (Loss)–Net	**(2,828,630)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	65,422,780
Net realized gain (loss) on forward currency exchange contracts	(1,062,309)
Net Realized Gain (Loss)	**64,360,471**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	141,078,005
Net Realized and Unrealized Gain (Loss) on Investments	**205,438,476**
Net Increase in Net Assets Resulting from Operations	**202,609,846**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income (loss)–net	(2,828,630)	240,621
Net realized gain (loss) on investments	64,360,471	47,166,456
Net unrealized appreciation (depreciation) on investments	141,078,005	31,508,736
Net Increase (Decrease) in Net Assets Resulting from Operations	**202,609,846**	**78,915,813**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,778,893)	(42,341)
Class B shares	(241,195)	–
Class C shares	(938,449)	–
Class R shares	(472,716)	(9,713)
Class T shares	(18,763)	–
Net realized gain on investments:		
Class A shares	(25,280,635)	–
Class B shares	(4,586,585)	–
Class C shares	(13,094,855)	–
Class R shares	(3,775,789)	–
Class T shares	(204,147)	–
Total Dividends	**(51,392,027)**	**(52,054)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	275,695,658	125,360,265
Class B shares	2,803,069	10,088,044
Class C shares	114,133,065	42,577,169
Class R shares	125,756,985	33,060,006
Class T shares	3,228,332	1,025,598

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	22,474,327	33,289
Class B shares	3,608,275	–
Class C shares	8,908,370	–
Class R shares	3,951,021	8,607
Class T shares	188,437	–
Cost of shares redeemed:		
Class A shares	(106,630,165)	(67,011,749)
Class B shares	(7,528,382)	(8,343,532)
Class C shares	(35,814,936)	(18,741,572)
Class R shares	(46,062,507)	(19,869,755)
Class T shares	(1,009,001)	(724,629)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**363,702,548**	**97,461,741**
Total Increase (Decrease) in Net Assets	**514,920,367**	**176,325,500**
Net Assets ($):		
Beginning of Period	305,400,397	129,074,897
End of Period	**820,320,764**	**305,400,397**
Investment (loss)–net	(7,880,985)	(602,339)

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Capital Share Transactions:		
Class A [a]		
Shares sold	7,316,702	4,346,522
Shares issued for dividends reinvested	666,082	1,545
Shares redeemed	(2,849,468)	(2,400,824)
Net Increase (Decrease) in Shares Outstanding	**5,133,316**	**1,947,243**
Class B [a]		
Shares sold	80,316	369,187
Shares issued for dividends reinvested	112,442	–
Shares redeemed	(214,476)	(326,226)
Net Increase (Decrease) in Shares Outstanding	**(21,718)**	**42,961**
Class C		
Shares sold	3,190,742	1,529,838
Shares issued for dividends reinvested	277,922	–
Shares redeemed	(1,010,401)	(741,776)
Net Increase (Decrease) in Shares Outstanding	**2,458,263**	**788,062**
Class R		
Shares sold	3,258,036	1,120,363
Shares issued for dividends reinvested	115,561	395
Shares redeemed	(1,253,035)	(686,656)
Net Increase (Decrease) in Shares Outstanding	**2,120,562**	**434,102**
Class T		
Shares sold	86,078	35,069
Shares issued for dividends reinvested	5,735	–
Shares redeemed	(28,250)	(27,506)
Net Increase (Decrease) in Shares Outstanding	**63,563**	**7,563**

[a] *During the period ended April 30, 2007, 10,715 Class B shares representing $368,460 were automatically converted to 10,187 Class A shares and during the period ended October 31, 2006, 34,258 Class B shares representing $894,279 were automatically converted to 32,730 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	31.02	19.32	19.64	19.18	12.26	12.32
Investment Operations:						
Investment income (loss)−net [a]	(.15)	.12	.12	.21	.10	.09
Net realized and unrealized gain (loss) on investments	15.81	11.59	(.15)	.48	6.88	(.11)
Total from Investment Operations	15.66	11.71	(.03)	.69	6.98	(.02)
Distributions:						
Dividends from investment income−net	(.45)	(.01)	(.13)	(.04)	(.06)	(.04)
Dividends from net realized gain on investments	(4.13)	−	(.16)	(.19)	−	−
Total Distributions	(4.58)	(.01)	(.29)	(.23)	(.06)	(.04)
Net asset value, end of period	42.10	31.02	19.32	19.64	19.18	12.26
Total Return (%) [b]	54.17 [c]	60.66	(.29)	3.70	57.25	(.19)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.88 [c]	1.92	2.05	2.09	2.82	3.80
Ratio of net expenses to average net assets	.87 [c]	1.88	2.04	2.09	2.25	2.25
Ratio of net investment income (loss) to average net assets	(.40) [c]	.44	.56	1.02	.68	.61
Portfolio Turnover Rate	56.38 [c]	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	440,602	165,363	65,371	70,072	33,324	5,165

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2007 (Unaudited)	2006	Year Ended October 31, 2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	29.53	18.53	18.89	18.56	11.89	12.00
Investment Operations:						
Investment income (loss)−net [a]	(.31)	(.14)	(.05)	.08	.00[b]	(.01)
Net realized and unrealized gain (loss) on investments	15.08	11.14	(.13)	.44	6.67	(.10)
Total from Investment Operations	14.77	11.00	(.18)	.52	6.67	(.11)
Distributions:						
Dividends from investment income−net	(.22)	−	(.02)	−	−	−
Dividends from net realized gain on investments	(4.13)	−	(.16)	(.19)	−	−
Total Distributions	(4.35)	−	(.18)	(.19)	−	−
Net asset value, end of period	39.95	29.53	18.53	18.89	18.56	11.89
Total Return (%) [c]	53.58[d]	59.37	(1.08)	2.88	56.10	(1.00)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.27[d]	2.73	2.84	2.87	3.66	4.58
Ratio of net expenses to average net assets	1.26[d]	2.70	2.83	2.86	3.00	3.00
Ratio of net investment income (loss) to average net assets	(.87)[d]	(.55)	(.23)	.38	.01	(.08)
Portfolio Turnover Rate	56.38[d]	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	44,310	33,402	20,160	20,601	6,420	1,565

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	29.56	18.54	18.91	18.57	11.90	12.01
Investment Operations:						
Investment income (loss)–net[a]	(.28)	(.11)	(.04)	.07	(.01)	(.00)[b]
Net realized and unrealized gain (loss) on investments	15.05	11.13	(.15)	.46	6.68	(.11)
Total from Investment Operations	14.77	11.02	(.19)	.53	6.67	(.11)
Distributions:						
Dividends from investment income–net	(.30)	–	(.02)	(.00)[b]	(.00)[b]	–
Dividends from net realized gain on investments	(4.13)	–	(.16)	(.19)	–	–
Total Distributions	(4.43)	–	(.18)	(.19)	(.00)[b]	–
Net asset value, end of period	39.90	29.56	18.54	18.91	18.57	11.90
Total Return (%)[c]	53.62[d]	59.44	(1.07)	2.90	56.08	(.92)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.26[d]	2.69	2.82	2.83	3.42	4.55
Ratio of net expenses to average net assets	1.25[d]	2.66	2.82	2.83	2.97	3.00
Ratio of net investment income (loss) to average net assets	(.78)[d]	(.42)	(.21)	.33	(.08)	(.00)[e]
Portfolio Turnover Rate	56.38[d]	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	215,078	86,666	39,748	40,423	14,363	984

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2007 (Unaudited)	2006	2005	2004	2003	2002
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	31.43	19.56	19.88	19.38	12.36	12.41
Investment Operations:						
Investment income (loss)−net [a]	(.06)	.33	.14	.28	.14	.11
Net realized and unrealized gain (loss) on investments	16.00	11.60	(.13)	.48	6.97	(.08)
Total from Investment Operations	15.94	11.93	.01	.76	7.11	.03
Distributions:						
Dividends from investment income−net	(.52)	(.06)	(.17)	(.07)	(.09)	(.08)
Dividends from net realized gain on investments	(4.13)	−	(.16)	(.19)	−	−
Total Distributions	(4.65)	(.06)	(.33)	(.26)	(.09)	(.08)
Net asset value, end of period	42.72	31.43	19.56	19.88	19.38	12.36
Total Return (%)	54.40[b]	61.14	(.04)	3.96	57.93	.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[b]	1.62	1.77	1.80	2.56	3.63
Ratio of net expenses to average net assets	.73[b]	1.58	1.77	1.80	1.92	2.00
Ratio of net investment income (loss) to average net assets	(.17)[b]	1.13	.68	1.28	1.04	.78
Portfolio Turnover Rate	56.38[b]	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	116,079	18,752	3,179	4,854	1,570	310

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	30.27	18.91	19.26	18.83	12.07	12.15
Investment Operations:						
Investment income (loss)−net [a]	(.17)	.01	.17	.18	.21	.10
Net realized and unrealized gain (loss) on investments	15.39	11.35	(.27)	.46	6.64	(.13)
Total from Investment Operations	15.22	11.36	(.10)	.64	6.85	(.03)
Distributions:						
Dividends from investment income−net	(.38)	−	(.09)	(.02)	(.09)	(.05)
Dividends from net realized gain on investments	(4.13)	−	(.16)	(.19)	−	−
Total Distributions	(4.51)	−	(.25)	(.21)	(.09)	(.05)
Net asset value, end of period	40.98	30.27	18.91	19.26	18.83	12.07
Total Return (%) [b]	53.97 [c]	60.07	(.58)	3.44	57.16	(.32)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03 [c]	2.28	2.29	2.43	3.46	5.80
Ratio of net expenses to average net assets	1.02 [c]	2.25	2.29	2.40	2.36	2.50
Ratio of net investment income (loss) to average net assets	(.48) [c]	.02	.81	.85	1.51	.69
Portfolio Turnover Rate	56.38 [c]	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	4,252	1,217	617	855	295	20

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Greater China Fund (the "fund") is a separate non-diversified portfolio of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Hamon U.S. Investment Advisors Limited ("Hamon") serves as the fund's sub-investment adviser. Hamon is an affiliate of Dreyfus.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 200 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $52,054. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Hamon, Dreyfus pays Hamon a fee payable monthly at the annual rate of .625% of the value of the fund's average daily net assets.

During the period ended April 30, 2007, the Distributor retained $636,829 and $11,502 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $85,490 and $113,966 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2007, Class B, Class C and Class T shares were charged $151,693, $548,077 and $2,973, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $373,897, $50,565, $182,692 and $2,973, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $124,191 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $786,327, Rule 12b-1 distribution plan fees $151,885, shareholder services plan fees $135,646, chief compliance officer fees $3,407 and transfer agency per account fees $43,000.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended April 30, 2007, amounted to $592,698,656 and $305,600,922, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchase:				
Hong Kong Dollar, expiring 5/2/2007	62,520,000	8,000,000	7,992,432	**(7,568)**

At April 30, 2007, accumulated net unrealized appreciation on investments was $173,744,906, consisting of $186,941,501 gross unrealized appreciation and $13,196,595 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

For More Information

**Dreyfus Premier
Greater China Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Hamon U.S. Investment Advisors Ltd.
4310-4315 Jardine House
1 Connaught Place, Central
Hong Kong

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPCAX	Class B: DPCBX	Class C: DPCCX
	Class R: DPCRX	Class T: DPCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 Dreyfus Service Corporation   0130SA0407

Dreyfus Premier
International
Growth Fund

SEMIANNUAL REPORT April 30, 2007





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier International Growth Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

Heightened volatility in global stock markets has suggested that investors' appetite for risk is waning. Near the end of February 2007, a sudden and sharp decline in the Shanghai stock market shook equity markets worldwide, including the United States. The Shanghai market apparently reacted to fears that China would need to take steps to reduce the developing nation's unsustainably high growth rate by raising their short-term rates. Although most international markets subsequently rebounded by the end of April, investors remained cautious with regard to risks posed by a potential interruption of the current global economic expansion.

At the same time, the U.S. dollar has continued to decline relative to many other currencies, including the euro and British pound, making investments denominated in foreign currencies more valuable for U.S. residents. A stubborn U.S. trade deficit and higher interest rates in overseas markets have resulted in a flow of global capital away from U.S. markets and toward those with higher potential returns. As always, your financial advisor can help determine the appropriate investments for you and position your investment portfolio for exposure to these markets.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Remi J. Browne, CFA, Portfolio Manager

How did Dreyfus Premier International Growth Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 14.63% for Class A shares, 14.19% for Class B shares, 14.17% for Class C shares, 14.80% for Class R shares and 14.57% for Class T shares.[1] For comparison purposes, the Morgan Stanley Capital International World ex U.S. Index ("Index") produced a total return of 15.20% for the period.[2]

Strong international equity performance was underpinned by vigorous mergers-and-acquisitions ("M&A") activity and better-than-expected growth rates in several of the world's developed markets. Although the fund produced strong absolute returns in this healthy economic environment, it underperformed its benchmark, as a handful of disappointments in the financials and consumer discretionary sectors offset better results in the consumer staples, utilities and health care areas.

Effective 6/1/07, Class R shares will be renamed Class I shares.

What is the fund's investment approach?

The fund invests primarily in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, we seek to identify companies with positive growth characteristics and improving business momentum not yet recognized by the market. We look to add value through security selection and earnings growth and valuation (as measured by traditional value measures, such as price-to-earnings, price-to-cash flow and price-to-book value). Companies are then ranked within region, country and economic sector. Higher ranked companies are reviewed and an investment decision made using traditional fundamental techniques.

What other factors influenced the fund's performance?

Unlike the United States, where economic growth has been slowing, many international economies grew robustly during the reporting period, providing a solid foundation for advances in international stock markets. In addition, M&A activity continued to intensify and spread across a number of geographic regions. Low borrowing costs for private equity firms fueled the M&A boom, as did unexpectedly high levels of corporate profit growth. Europe led the developed international equity markets higher, while Japan's stock market continued to lag the averages.

In Europe, the fund found growth opportunities in a number of companies based in the United Kingdom. Food retailer J. Sainsbury saw its stock price soar on rumors of a private equity acquisition. Electric utility International Power rose on higher power prices, strong cash flows and broader multinational exposure. Metals and mining firm Xstrata continued to benefit from robust business operations, its acquisition of Canadian mining firm Falconbridge, as well as rebounding metal prices.

Swedish and German stocks also proved to be successful investments during the reporting period. Strong sales in a robust European economic environment benefited Swedish truck maker Volvo, pushing its stock price higher. German health care company Fresenius experienced positive growth in many of its business segments, while chemical producer BASF performed favorably on the back of price increases for natural gas and chemicals, as well as its successful acquisition and integration of U.S.-based Englehard.

When analyzing the fund's performance by economic sector, the fund's stock selection strategy was particularly successful during the reporting period in the consumer staples, utilities and health care sectors. In addition to the strong performers mentioned above, Belgian brewer InBev continued to prosper due to its exposure to high-growth emerging markets.

However, as is to be expected of a broadly diversified fund, our stock selection strategy produced some disappointments during the reporting period. Japanese real estate companies Kenedix and Pacific Management suffered from general softness in their industry. Although Japan's integrated financial provider ORIX provided earnings in line with expectations, concerns over both a Korean subsidiary and a possible Taiwanese acquisition undermined the company's stock price. The fund's lack of exposure to ABN AMRO Holding also proved detrimental to the fund's relative return as the Dutch bank saw its stock price rise sharply during the reporting period in the wake of several substantial acquisition bids.

In addition to the disappointing performance of the fund's investments in the financials sector, certain consumer discretionary stocks offset gains in other areas. The stock prices of Honda Motor and, to a lesser degree, Toyota Motor dropped as the Japanese auto manufacturers' heavy exposure to U.S. markets weighed on performance. Sales volumes of new automobiles experienced a marked decline in the United States as consumer spending moderated due to a weaker housing market and rising energy costs.

What is the fund's current strategy?

We have maintained our strategy of allocating the fund's assets to geographic regions and market sectors in proportions that roughly match those of the benchmark, which we believe enables us to focus on adding value through our bottom-up stock selection process. As always, we continue to look for companies that combine above average earnings growth and strong business momentum that trade at reasonable valuations.

May 15, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the United States, consisting solely of equity securities.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Growth Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.98	$ 12.27	$ 12.16	$ 6.39	$ 8.57
Ending value (after expenses)	$1,146.30	$1,141.90	$1,141.70	$1,148.00	$1,145.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.53	$ 11.43	$ 6.01	$ 8.05
Ending value (after expenses)	$1,017.36	$1,013.34	$1,013.44	$1,018.84	$1,016.81

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.31% for Class B, 2.29% for Class C, 1.20% for Class R and 1.61% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks–95.0%	Shares	Value ($)
Australia–5.0%		
BHP Billiton	38,000	931,755
BlueScope Steel	52,700	525,461
Commonwealth Bank of Australia	5,400	236,727
QBE Insurance Group	13,800	353,854
Woolworths	20,200	474,992
		2,522,789
Belgium–2.6%		
Delhaize Group	5,700	549,658
InBev	9,600	752,335
		1,301,993
Canada–5.4%		
Agrium	12,200	473,088
Bank of Nova Scotia	5,100	245,438
Canadian National Railway	5,000	250,631
Cognos	6,300 [a]	270,535
Research In Motion	1,700 [a]	223,418
Rogers Communication, Cl. B	7,100	272,314
Teck Cominco, Cl. B	6,700	507,845
TransCanada	6,700	238,975
Yellow Pages Income Fund (Units)	22,300	282,620
		2,764,864
Denmark–2.2%		
Carlsberg, Cl. B	5,710	643,360
Novo Nordisk, Cl. B	5,000	491,911
		1,135,271
Finland–2.4%		
Elisa	11,700	342,962
Neste Oil	10,800	386,620
Nokia	19,700	501,887
		1,231,469
France–9.7%		
BNP Paribas	5,832	681,982
Cap Gemini	4,570	348,409
Compagnie Generale de Geophysique-Veritas	1,448 [a]	302,889

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Groupe Danone	1,609	266,138
Lafarge	2,791	456,123
Sanofi-Aventis	2,407	221,758
Schneider Electric	4,000	568,347
Societe Generale	2,510	536,310
Total	9,752	725,103
Vivendi	19,900	825,409
		4,932,468
Germany–6.3%		
BASF	6,210	741,276
Bayerische Motoren Werke	3,900	241,314
Beiersdorf	4,600	333,174
Deutsche Bank	1,700	262,970
E.ON	1,920	289,190
MAN	4,100	550,985
Merck	3,500	467,486
ThyssenKrupp	5,700	308,098
		3,194,493
Hong Kong–.4%		
China Mobile	24,800	**226,524**
Ireland–.5%		
Allied Irish Banks	8,800	**267,806**
Italy–2.8%		
ENI	18,502	617,121
Fiat	9,900	294,254
Saipem	8,400	266,299
UniCredito Italiano	25,000	258,724
		1,436,398
Japan–18.4%		
Canon	17,250	974,209
Honda Motor	22,600	780,940
Ibiden	4,800	275,100
Kenedix	45	199,172
Mitsubishi	28,700	615,926
Mitsubishi Electric	64,900	633,687
Mitsui & Co.	34,000	613,036

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsui Chemicals	37,000	308,953
Nikon	15,000	347,641
Nintendo	800	252,008
ORIX	3,010	809,668
SUMCO	11,000	482,262
Sumitomo Trust & Banking	54,000	532,229
Takeda Pharmaceutical	5,700	371,034
TDK	3,900	338,379
Terumo	5,800	235,358
Tokyo Electron	7,800	545,582
Tokyo Tatemono	16,000	225,971
Toyota Motor	12,300	753,313
		9,294,468
Netherlands—3.4%		
ASML Holding	10,000 [a]	272,923
ING Groep	23,800	1,093,103
Randstad Holdings	4,400	346,803
		1,712,829
Norway—2.2%		
Orkla	40,500	652,380
Telenor	26,000	486,355
		1,138,735
Spain—4.2%		
ACS-Actividades de Construccion y Servicios	10,800	674,595
Banco Santander Central Hispano	19,500	351,162
Inditex	4,740	293,678
Repsol YPF	6,900	228,355
Telefonica	25,700	579,306
		2,127,096
Sweden—1.0%		
Volvo	26,500	**520,469**
Switzerland—7.3%		
ABB	21,100	428,151
Baloise-Holding	3,650	400,249
Credit Suisse Group	9,800	774,731
Nestle	997	396,149

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Roche Holding	7,630	1,442,079
Swiss Reinsurance	2,700	255,375
		3,696,734
United Kingdom−21.2%		
AstraZeneca	8,100	443,813
Aviva	16,600	262,406
Barclays	16,099	234,382
Barratt Developments	10,800	235,450
British Airways	71,800 [a]	729,379
BT Group	82,500	525,364
GlaxoSmithKline	30,800	892,450
Hanson	30,000	512,323
HBOS	18,100	391,202
International Power	96,700	838,669
Marks & Spencer Group	20,300	301,207
Michael Page International	36,000	416,977
National Grid	31,600	496,993
Next	12,100	568,373
Reckitt Benckiser	17,500	962,705
Royal Bank of Scotland Group	12,300	474,709
Royal Dutch Shell, Cl. A	7,500	262,461
Royal Dutch Shell, Cl. B	2,400	85,187
Tesco	71,800	666,830
WPP Group	15,800	235,701
Xstrata	22,000	1,154,827
		10,691,408
Total Common Stocks		
(cost $35,718,460)		**48,195,814**
Preferred Stocks−1.9%		
Germany		
Fresenius		
(cost $593,091)	11,320	**959,149**

Short-Term Investment−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.86%, 6/14/07 (cost $59,642)	60,000 b	**59,656**

Other Investment−2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,040,000)	1,040,000 c	**1,040,000**
Total Investments (cost $37,411,193)	**99.0%**	**50,254,619**
Cash and Receivables (Net)	**1.0%**	**491,852**
Net Assets	**100.0%**	**50,746,471**

a   Non-income producing security.
b   All or partially held by a broker as collateral for open financial futures positions.
c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Financial	17.5	Energy	6.1
Industrial	13.8	Telecommunication Services	4.8
Materials	11.7	Utilities	3.2
Health Care	10.9	Short-Term/	
Consumer Discretionary	10.2	Money Market Investments	2.1
Consumer Staples	9.9		
Information Technology	8.8		**99.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2007 ($)
Financial Futures Long				
MSCI PAN EURO	27	941,041	June 2007	68,746
TOPIX	2	284,471	June 2007	(1,558)
				67,188

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	36,371,193	49,214,619
Affiliated issuers	1,040,000	1,040,000
Cash denominated in foreign currencies	433,065	434,315
Dividends and interest receivable		185,717
Receivable for shares of Common Stock subscribed		45,250
Receivable for futures variation margin–Note 4		2,517
Prepaid expenses		30,505
		50,952,923
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		53,407
Cash overdraft due to Custodian		76,593
Payable for shares of Common Stock redeemed		28,214
Accrued expenses		48,238
		206,452
Net Assets ($)		**50,746,471**
Composition of Net Assets ($):		
Paid-in capital		45,830,638
Accumulated undistributed investment income–net		101,375
Accumulated net realized gain (loss) on investments		(8,099,612)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $67,188 net unrealized appreciation of financial futures)		12,914,070
Net Assets ($)		**50,746,471**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	44,508,490	2,929,498	2,363,106	897,199	48,178
Shares Outstanding	3,135,072	223,261	189,147	61,917	3,477
Net Asset Value Per Share ($)	**14.20**	**13.12**	**12.49**	**14.49**	**13.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $48,514 foreign taxes withheld at source):	
Unaffiliated issuers	470,747
Affiliated issuers	19,654
Interest	29,859
Total Income	**520,260**
Expenses:	
Management fee–Note 3(a)	173,044
Shareholder servicing costs–Note 3(c)	80,973
Registration fees	29,487
Custodian fees	28,772
Professional fees	18,027
Distribution fees–Note 3(b)	17,920
Prospectus and shareholders' reports	4,936
Directors' fees and expenses–Note 3(d)	3,359
Miscellaneous	9,555
Total Expenses	**366,073**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,013)
Net Expenses	**365,060**
Investment Income–Net	**155,200**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,768,633
Net realized gain (loss) on financial futures	(1,639)
Net realized gain (loss) on forward currency exchange contracts	(9,454)
Net Realized Gain (Loss)	**2,757,540**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $42,611 net unrealized appreciation on financial futures)	3,482,450
Net Realized and Unrealized Gain (Loss) on Investments	**6,239,990**
Net Increase in Net Assets Resulting from Operations	**6,395,190**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income–net	155,200	215,571
Net realized gain (loss) on investments	2,757,540	5,421,169
Net unrealized appreciation (depreciation) on investments	3,482,450	3,781,238
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,395,190**	**9,417,978**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(233,857)	(255,718)
Class B shares	–	(3,223)
Class C shares	–	(5,191)
Class R shares	(1,216)	(721)
Class T shares	(67)	(98)
Total Dividends	**(235,140)**	**(264,951)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,655,063	3,763,554
Class B shares	269,927	673,536
Class C shares	735,521	347,458
Class R shares	674,876	80,404
Class T shares	7,707	5,096
Dividends reinvested:		
Class A shares	225,147	244,082
Class B shares	–	2,762
Class C shares	–	3,538
Class R shares	1,216	721
Class T shares	67	98
Cost of shares redeemed:		
Class A shares	(3,086,657)	(7,008,739)
Class B shares	(461,845)	(924,073)
Class C shares	(400,675)	(132,500)
Class R shares	(2,263)	(2,500)
Class T shares	–	(2,890)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**618,084**	**(2,949,453)**
Total Increase (Decrease) in Net Assets	**6,778,134**	**6,203,574**
Net Assets ($):		
Beginning of Period	43,968,337	37,764,763
End of Period	**50,746,471**	**43,968,337**
Undistributed investment income–net	101,375	181,315

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	199,512	329,952
Shares issued for dividends reinvested	17,279	23,155
Shares redeemed	(235,410)	(625,940)
Net Increase (Decrease) in Shares Outstanding	**(18,619)**	**(272,833)**
Class B[a]		
Shares sold	21,813	64,740
Shares issued for dividends reinvested	–	282
Shares redeemed	(37,983)	(88,698)
Net Increase (Decrease) in Shares Outstanding	**(16,170)**	**(23,676)**
Class C		
Shares sold	63,089	34,897
Shares issued for dividends reinvested	–	380
Shares redeemed	(33,776)	(13,356)
Net Increase (Decrease) in Shares Outstanding	**29,313**	**21,921**
Class R		
Shares sold	50,285	7,215
Shares issued for dividends reinvested	92	67
Shares redeemed	(167)	(213)
Net Increase (Decrease) in Shares Outstanding	**50,210**	**7,069**
Class T		
Shares sold	598	447
Shares issued for dividends reinvested	5	10
Shares redeemed	–	(252)
Net Increase (Decrease) in Shares Outstanding	**603**	**205**

[a] *During the period ended April 30, 2007, 16,279 Class B shares representing $197,773 were automatically converted to 15,069 Class A shares and during the year ended October 31, 2006, 45,645 Class B shares representing $474,930 were automatically converted to 42,293 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.46	9.94	8.57	7.28	5.97	7.42
Investment Operations:						
Investment income (loss)−net [a]	.05	.07	.07	.09	.03	(.00)[b]
Net realized and unrealized gain (loss) on investments	1.77	2.53	1.48	1.42	1.41	(1.45)
Total from Investment Operations	1.82	2.60	1.55	1.51	1.44	(1.45)
Distributions:						
Dividends from investment income−net	(.08)	(.08)	(.18)	(.22)	(.13)	−
Net asset value, end of period	14.20	12.46	9.94	8.57	7.28	5.97
Total Return (%)[c]	14.63[d]	26.27	18.18	21.40	24.53	(19.54)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[d]	1.58	1.72	1.95	2.02	1.83
Ratio of net expenses to average net assets	.75[d]	1.55	1.39	1.95	2.02	1.83
Ratio of net investment income (loss) to average net assets	.37[d]	.60	.74	1.08	.45	(.05)
Portfolio Turnover Rate	37.80[d]	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	44,508	39,284	34,063	45,440	29,246	26,334

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.49	9.19	7.94	6.75	5.54	6.94
Investment Operations:						
Investment income (loss)−net[a]	(.01)	(.02)	.00[b]	.02	(.03)	(.07)
Net realized and unrealized gain (loss) on investments	1.64	2.33	1.37	1.33	1.30	(1.33)
Total from Investment Operations	1.63	2.31	1.37	1.35	1.27	(1.40)
Distributions:						
Dividends from investment income−net	–	(.01)	(.12)	(.16)	(.06)	–
Net asset value, end of period	13.12	11.49	9.19	7.94	6.75	5.54
Total Return (%)[c]	14.19[d]	25.19	17.32	20.30	23.07	(20.17)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.15[d]	2.39	2.53	2.78	3.04	2.80
Ratio of net expenses to average net assets	1.14[d]	2.37	2.19	2.78	3.04	2.80
Ratio of net investment income (loss) to average net assets	(.05)[d]	(.22)	.04	.24	(.60)	(1.11)
Portfolio Turnover Rate	37.80[d]	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	2,929	2,752	2,419	2,168	1,936	1,965

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2007 (Unaudited)	2006	2005	2004	2003	2002
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	10.94	8.77	7.59	6.47	5.30	6.67
Investment Operations:						
Investment income (loss)–net [a]	.00 [b]	(.02)	.01	.02	(.02)	(.05)
Net realized and unrealized gain (loss) on investments	1.55	2.23	1.30	1.27	1.25	(1.32)
Total from Investment Operations	1.55	2.21	1.31	1.29	1.23	(1.37)
Distributions:						
Dividends from investment income–net	–	(.04)	(.13)	(.17)	(.06)	–
Net asset value, end of period	12.49	10.94	8.77	7.59	6.47	5.30
Total Return (%) [c]	14.17 [d]	25.24	17.35	20.33	23.45	(20.54)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.14 [d]	2.38	2.48	2.77	2.89	2.71
Ratio of net expenses to average net assets	1.13 [d]	2.35	2.14	2.77	2.89	2.71
Ratio of net investment income (loss) to average net assets	.03 [d]	(.18)	.11	.23	(.41)	(.93)
Portfolio Turnover Rate	37.80 [d]	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	2,363	1,749	1,210	840	663	563

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.72	10.15	8.72	7.40	6.08	7.45
Investment Operations:						
Investment income−net [a]	.14	.11	.09	.06	.11	.02
Net realized and unrealized gain (loss) on investments	1.73	2.57	1.49	1.45	1.30	(1.39)
Total from Investment Operations	1.87	2.68	1.58	1.51	1.41	(1.37)
Distributions:						
Dividends from investment income−net	(.10)	(.11)	(.15)	(.19)	(.09)	−
Net asset value, end of period	14.49	12.72	10.15	8.72	7.40	6.08
Total Return (%)	14.80 [b]	26.57	18.31	20.89	23.21	(18.26)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60 [b]	1.33	1.63	2.24	2.21	1.47
Ratio of net expenses to average net assets	.60 [b]	1.31	1.28	2.24	2.21	1.47
Ratio of net investment income to average net assets	.95 [b]	.91	.98	.69	1.24	.29
Portfolio Turnover Rate	37.80 [b]	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	897	149	47	19	20	32

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.12	9.68	8.39	7.17	5.84	7.33
Investment Operations:						
Investment income (loss)−net [a]	.05	.03	.08	(.03)	(.06)	(.09)
Net realized and unrealized gain (loss) on investments	1.71	2.45	1.40	1.39	1.39	(1.40)
Total from Investment Operations	1.76	2.48	1.48	1.36	1.33	(1.49)
Distributions:						
Dividends from investment income−net	(.02)	(.04)	(.19)	(.14)	−	−
Net asset value, end of period	13.86	12.12	9.68	8.39	7.17	5.84
Total Return (%) [b]	14.57[c]	25.65	17.87	19.22	22.77	(20.33)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[c]	2.30	2.13	3.75	3.47	2.72
Ratio of net expenses to average net assets	.80[c]	1.98	1.78	3.75	3.47	2.72
Ratio of net investment income (loss) to average net assets	.36[c]	.23	.77	(.44)	(1.05)	(1.14)
Portfolio Turnover Rate	37.80[c]	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	48	35	26	3	1	1

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series including the fund. The fund's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $10,805,411 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $6,253,182 of the carryover expires in fiscal 2009, $3,503,697 expires in fiscal 2010 and $1,048,532 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $264,951. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $3,875 from commissions earned on sales of the fund's Class A shares and $1,179 and $214 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2007, Class B, Class C and Class T shares were charged $10,349, $7,521 and $50, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $51,069, $3,450, $2,507 and $50, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $15,793 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $30,847, Rule 12b-1 distribution plan fees $3,271, shareholder services plan fees $10,102, chief compliance officer fees $3,407 and transfer agency per account fees $5,780.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended April 30, 2007, amounted to $17,281,391 and $17,192,425, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2007, there were no open forward currency exchange contracts.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

At April 30, 2007, accumulated net unrealized appreciation on investments was $12,843,426, consisting of $13,005,190 gross unrealized appreciation and $161,764 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

For More Information

**Dreyfus Premier
International Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DRGLX	Class B: DGLBX	Class C: DIGCX
	Class I: DIGRX	Class T: DPITX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 Dreyfus Service Corporation

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